Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-4 and related joint proxy statement/prospectus of S&P Global Inc. for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated February 10, 2020, with respect to the consolidated financial statements and schedule of S&P Global Inc., and the effectiveness of internal control over financial reporting of S&P Global Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

January 8, 2021